Yoshiharu Global Co.

6940 Beach Blvd., Suite D-705

Buena Park, CA 90621

May 8, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549

Re:	Yoshiharu Global Co.
Registration Statement on Form S-1 (the “Registration Statement”)
Filed April 30, 2024
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 30, 2024, in which we, Yoshiharu Global Co. (the “Company) requested the acceleration of the effective date of the above-referenced Registration Statement for 4:00 p.m., Eastern Time, on May 1, 2024, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you require any additional information with respect to this letter, please contact Matthew Ogurick at (212) 326-0850 of Pryor Cashman LLP.

Very truly yours,

YOSHIHARU GLOBAL CO.

By:	/s/ James Chae
James Chae
Chief Executive Officer

cc:	Matthew Ogurick, Esq.
Pryor Cashman LLP